May 7, 2009

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:	Home School, Inc.

Form S-1 and S-1/A

Filed April 7, 2008, September 19, 2008, November 11, 2009 and March 20, 2009

SEC File Number: 333-150126

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Home School, Inc. a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-150126) and all amendments thereto filed on Form S-1/A, (the “Registration Statements”) that were filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2008, September 19, 2008, November 11, 2009 and March 20, 2009 respectively.

The Company does not wish to continue its registration of the shares underlying the Registration Statements. Accordingly, the Company is requesting that the Registration Statements be withdrawn.

The Company confirms that no securities have been sold pursuant to the Registration Statements.

Please contact me directly at 847-391-5079, should you have further questions regarding our request for withdrawal. Thank you for your assistance in this matter.

Very truly yours,

Home School, Inc.

By:	/s/ Thomas Morrow
Name:	Thomas Morrow
Title:	Chief Executive Officer